The Glenmede Fund, Inc. and The Glenmede Portfolios

c/o State Street Bank and Trust Company

1 Lincoln Street, Floor 8

SFC0805

Boston, MA 02111

February 17, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah L. O’Neal, Esq.

Division of Investment Management

Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577

(the “Fund” or “Registrant”)

Dear Ms. O’Neal:

The purpose of this letter is to respond to your comments provided on February 7, 2023, regarding the Fund’s Post-Effective Amendment (“PEA”) No. 113 to its registration statement relating to the High Yield Municipal Portfolio (the “Portfolio”), on Form N-1A. PEA No. 113 was filed with Securities Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 28, 2022.

For your convenience, each comment made by the staff has been reproduced immediately followed by the Fund’s response.

1.	Comment: Please include a completed fee table, cost example and performance presentation with your response letter.

Response: The Registrant has included a completed fee table, cost example and performance presentation in Appendix A attached to this letter.

2.	Comment: Please supplementally explain why “Operating Expenses” have been restated.

Response: Operating expenses were restated to reflect current fees due to contractual reductions in the Portfolio’s management fee and shareholder servicing fee that occurred during the most recent fiscal year. Effective May 9, 2022, the Portfolio’s contractual management fee was reduced from 0.65%, to 0.57%, and the contractual shareholder servicing fee was reduced from 0.25% to 0.15%. The Registrant believes that these contractual fee reductions resulted in changes to “Annual Fund Operating Expenses” that materially affected the information disclosed in the fee table. The changes met the materiality threshold described in Form N-1A, Item 3, Instruction 3(d)(ii). Consequently, the Portfolio is required to restate its expense information using its current fees as if they had been in effect during the previous fiscal year, pursuant to Instruction 3(d)(ii)(A).

3.	Comment: Please confirm that expenses associated with short positions will be included in the fee table.

Response: The Registrant confirms that expenses associated with the Portfolio’s short positions, if any, will be included in the fee table.

4.

Comment: Please note that in the performance presentation, the Portfolio may not show a blended index as its primary performance benchmark. The Portfolio must show a broad-based securities market index first.

Response: The Registrant confirms that the Portfolio’s performance presentation will show a broad-based securities market index first.

5.	Comment: Please continue to show the Portfolio’s prior benchmark for one year.

Response: The Registrant confirms that it will continue to show the Portfolio’s prior benchmark for one year.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 285-4403 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Daniel Bulger
Daniel Bulger

APPENDIX A

Annual Portfolio Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.57%
Other Expenses (includes 0.15% shareholder servicing fees payable to The Glenmede Trust Company, N.A.)	0.31%
Total Annual Portfolio Operating Expenses	0.88%

[1]

Total Annual Portfolio Operating Expenses have been restated to reflect current fees, and may not correspond to the ratio of operating expenses to average net assets in the “Financial Highlights” section of this Prospectus.

Example: This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$90	$281	$488	$1,084

Average Annual Total Returns (for the periods ended December 31, 2022)

	Past 1 Year	Past 5 Years	Since Inception (December 22, 2015)
Return Before Taxes	-13.62%	0.67%	1.85%
Return After Taxes on Distributions	-13.64%	0.60%	1.77%
Return After Taxes on Distributions and Sale of Fund Shares[1]	-6.88%	1.19%	2.07%
Bloomberg Muni High Yield 5% Tobacco Cap 2% Issuer Cap Index (reflects no deduction for fees, expenses or taxes)	-12.35%	2.26%	3.17%
Bloomberg Municipal Bond Index (reflects no deduction for fees, expenses or taxes)[2]	-8.53%	1.25%	1.70%
Blended Index (reflects no deduction for fees, expenses or taxes)[3]	-11.40%	2.02%	N/A
Morningstar High Yield Muni Average[4]	-13.71%	0.99%	1.87%

[1]

In certain cases, the Return After Taxes on Distribution and Sale of Fund Shares for a period may be higher than other return figures for the same period. This will occur when a capital loss is realized upon the sale of fund shares and provides an assumed tax benefit that increases the return.

[2]	The Bloomberg Municipal Bond Index is a component of the Blended Index.
[3]

Effective as of September 29, 2022 the Portfolio’s benchmark changed from the Bloomberg Muni High Yield 5% Tobacco Cap 2% Issuer Cap Index to the Blended Index. The Blended Index is comprised of two benchmarks, weighted 75% Bloomberg Muni High Yield 5% Tobacco Cap 2% Issuer Cap Index and 25% Bloomberg Municipal Bond Index. The Advisor and Sub-Advisor believe that, given the Portfolio’s investment strategy, the Blended Index provides a more appropriate basis for performance comparison with the Portfolio because it has characteristics more similar to the Portfolio’s investment style than the Bloomberg Muni High Yield 5% Tobacco Cap 2% Issuer Cap Index alone. The Blended Index commenced operations on January 1, 2017 and does not have available returns for the since inception period.

[4]

The Morningstar High Yield Muni Average is provided so that investors may compare the performance of the Portfolio with the performance of a peer group of funds that Morningstar, Inc. considers similar to the Portfolio.